

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 3, 2022

Thomas Thimot
Chief Executive Officer
Ipsidy Inc.
670 Long Beach Boulevard
Long Beach, New York

> **Re: Ipsidy Inc.**
> **Registration Statement on Form S-3**
> **Filed April 25, 2022**
> **File No. 333-264469**

Dear Mr. Thimot:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Josh Shainess, Legal Branch Chief, at 202-551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Christopher Peterson